

July 18, 2013

Via E-mail
Frank Brod
Corporate Vice President, Finance and Administration
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

> **Re:** **Microsoft Corporation**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed April 18, 2013**
> **File No. 000-14278**

Dear Mr. Brod:

We have reviewed your letter dated July 2, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 20, 2013.

Notes to Financial Statements (Unaudited)

Note 12 – Income Taxes, page 23

1. We note your response to prior comment 1. Tell us whether your foreign income before taxes is earned in equal proportion from each of the jurisdictions disclosed. In this regard, consider adding disclosure that would indicate the magnitude of earnings generated from each jurisdiction, such as the amount of revenue attributable to each.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

2.   In response to prior comment 2, you indicate that you provide both on premise software and cloud-based offerings through the same agreement. Clarify whether you are accounting for the two offerings as a single multiple-element arrangement or as separate arrangements. While we note from your response that, in future filings, you will include the specific revenue recognition policy for cloud-based services, tell us how your revenue recognition policy addresses your multiple-element arrangements, including the disclosures in ASC 605-25-50. Specifically, you should disclose the nature of and significant deliverables within your multiple-deliverable arrangements, the separate units of accounting, the general timing of delivery or performance of service for the deliverables within the arrangements, and the significant factors, inputs, assumptions, and methods used to determine selling price for each significant deliverable within these types of arrangements. In addition, you should clarify the timing of revenue recognition for your cloud-based services accounted for as subscriptions. Provide us with any proposed changes to your revenue recognition policy in future filings.

Results of Operations, page 33

3.   We note your response to prior comment 4. Please clarify in greater detail what consideration you gave to providing an analysis in future filings that discusses why you were able to increase revenue in the Windows Division while the x86 PC market has declined significantly. We note that you state that you began to be "less correlated to the x86 PC market." You should disclose the extent that your revenue continues to be dependent on the x86 PC market and disclose the amount of revenue generated from alternative devices and Surface that reflects the trend of being less correlated to the x86 PC market. We note from your disclosure on page 35 that 65% of total Windows Division revenue comes from software pre-installed on OEM equipment, with the remaining amount generated by commercial and retail sales of your products and services. In discussing the relative importance of the x86 PC market on trends in revenue, consider separately analyzing the relative amounts of non-OEM revenue in each period, including a discussion of how the introduction of new versions of your products and services, such as Windows 8 and Surface, contributed to your performance compared to sales of existing products and services, such as Windows 7.

4.   We note from your response to prior comment 4 that you will quantify Surface revenue in the MD&A when the revenue becomes material. As revenue from Surface has been identified as a factor that explains the change in revenue, you should provide an indication of its relative significance. In addition, in regard to the recognition of revenue that was previously deferred due to upgrade offers, your disclosures in future filings should clarify whether the revenue relates to the delivery of the deferred product or

service or the expiration of the redemption period in analyzing how this factor is or is not reflecting a trend.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief